Aduro Clean Technologies Engages Generation IACP to Provide Market Making Services

London, Ontario, May 13th, 2025 - Aduro Clean Technologies Inc. ("Aduro" or the "Company") (Nasdaq: ADUR) (CSE: ACT) (FSE: 9D5), a clean technology company using the power of chemistry to transform lower-value feedstocks, like waste plastics, heavy bitumen, and renewable oils, into resources for the 21st century, today announced that it has entered into an agreement effective May 12th, 2025 (the "Agreement") with Generation IACP Inc. ("Generation") to provide market making services in accordance with Canadian Securities Exchange (CSE) policies.

Under the terms of the Agreement, Generation will trade shares of the Company on the CSE and other trading venues with the objective of maintaining a reasonable market and improving the liquidity of Aduro's common shares. The Agreement is for an initial term of six months and shall be automatically renewed for successive six-month periods unless terminated by either party with 30 days prior written notice.

Pursuant to the Agreement, Generation will receive a monthly fee of US$8,000 plus applicable taxes during the initial term. For the first renewal term, the monthly fee will be US$9,000 plus applicable taxes. Thereafter, the monthly fee will automatically increase annually by 3% on each anniversary of the Agreement. No stock options or other compensation are being granted in connection with the engagement.

Generation is arm's length to the Company and does not own any securities of Aduro as of the date of this release; however, Generation and its clients may acquire an interest in the securities of the Company in the future. Generation's market making activities will be primarily intended to correct temporary imbalances in the supply and demand of the Company's shares. Generation will be responsible for the costs it incurs in buying and selling the Company's shares, and no third party will be providing funds or securities for the market making activities.

"We've seen growing interest in Aduro's story from both institutional and retail investors," commented Mena Beshay, CFO at Aduro. "The relationship with Generation IACP complements our capital markets strategy and supports our focus on accessibility, transparency, and long-term shareholder alignment."

About Generation IACP Inc.

Generation IACP is based in Toronto, Ontario, and is an independently held and registered broker and member of the Investment Industry Regulatory Organization of Canada, the TSX-V, the Canadian Securities Exchange, and the NEO Exchange, and is a Participating Organization, as such term is defined in the rules and policies of the Toronto Stock Exchange.

About Aduro Clean Technologies

Aduro Clean Technologies is a developer of patented water-based technologies to chemically recycle waste plastics; convert heavy crude and bitumen into lighter, more valuable oil; and transform renewable oils into higher-value fuels or renewable chemicals. The Company's Hydrochemolytic™ Technology relies on water as a critical agent in a chemistry platform that operates at relatively low temperatures and cost, a game-changing approach that converts low-value feedstocks into resources for the 21st century.

For further information, please contact:

Abe Dyck, Head of Business Development and Investor Relations
ir@adurocleantech.com

+1 226 784 8889

KCSA Strategic Communications
Jack Perkins, Senior Vice President
aduro@kcsa.com

Forward-Looking Statements

This news release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events, or developments that the Company believes, expects, or anticipates will or may occur in the future are forward-looking statements. The forward-looking statements reflect management's current expectations based on information currently available and are subject to a number of risks and uncertainties that may cause outcomes to differ materially from those discussed in the forward-looking statements. The forward-looking statements in this release include, but are not limited to, the expected improvement in liquidity of Aduro's shares, the terms and renewal of the Agreement, the fee structure, Generation's market-making activities primarily to correct temporary imbalances in the supply and demand of the Company's shares, the potential acquisition of the Company's securities by Generation and its clients in the future, and the growing interest in Aduro's story from both institutional and retail investors. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and, accordingly, undue reliance should not be put on such statements due to their inherent uncertainty. Important factors that could cause actual results to differ materially from the Company's expectations include, but are not limited to, adverse market conditions, the effectiveness of market-making activities, potential technological challenges, difficulties in raising adequate funds, and other factors beyond the control of the parties. The Company disclaims any intent or obligation to update or revise any forward-looking statements, except as required by applicable law.